Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Questions and Answers for Cargo Customers

Q: Will the merger be complete before American emerges from Bankruptcy?

A: It is likely that the completion of the merger will occur in conjunction with American’s emergence from bankruptcy.

Q: Would a merger impact AA’s fleet acquisition and retirement plan?

A: There are a series of steps that have to occur before a merger is completed. Our companies will continue to operate independently until the merger closes. Following the closing, the new combined carrier will analyze its fleet renewal plan and determine the best strategy. The combined airline, however, will benefit from American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines’ fleet over four years and solidify its fleet plan into the next decade.

Q: Will you close any hubs?

A: The combined company is expected to maintain all hubs and expand service to and from non-hub cities, providing additional competition on those routes.

Q: How does the merger announcement impact Cargo?

A: Although the companies have announced their intent to merge, there are a number of matters that must be resolved before the combination is finalized. For now, our companies will continue to operate independently.

Q: Will there be changes to my pickup/drop off locations?

A: There are no changes anticipated for pickup/drop off locations. We will continue business as usual.

Q: With this announcement, does it mean I can go to US Airways for my cargo shipments as well?

A: Because there are still a lot of steps that must be taken before the merger is finalized, for now our companies will continue to operate independently.

Q: Who do I deal with? Will I now have a new sales rep?

A: You should continue communicating with your local sales representative for any service questions.

Q: When can I start using US Airways for my shipments? Will AA honor US Airways Cargo rates?

A: Our companies will continue to operate independently until the merger transaction closes. The companies have announced their intent to combine, but there are still a lot of steps that must be taken before the merger is finalized.

Q: Will you be changing/adding new products?

A: We will continue to offer our current line of products and services to meet your needs.

Q: What will happen to my Business ExtrAA loyalty points?

A: You will continue earning points as before, and redemption of the points you have earned is not affected by this announcement.

Q: When will the merger transaction be completed?

A: We expect the combination to be completed in the third quarter of 2013.

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Q: What are the advantages of the proposed merger for me?

•	The merger offers benefits to all key stakeholders of both American Airlines and US Airways.

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The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, as well as expand small-city service through the improved connectivity of the combined airline’s global network.

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The combined company is also expected to provide the most service in the East Coast and Central regions of the U.S., including US Airways’ East Coast shuttle, and to become a stronger competitor with greater network presence on the West Coast.

Q: Are you planning to pull out of any cities? What about international service?

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The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, as well as expand small-city service through the improved connectivity of the combined airline’s global network.

•	The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries.

•	Customers will have access to more choices and better service across a larger global network, as well as the expanded international opportunities that come with a stronger oneworld® Alliance.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the

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participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4255 Amon Carter Boulevard, MD 4431, Fort Worth, Texas 76155